Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports First Quarter 2016 Financial Results

SHENZHEN, China, May 31, 2016 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Financial Highlights

•	Same store sales increased by 9.8% compared to the first quarter of 2015

•	Revenue increased by 9.9% to RMB834.3 million (US$129.4 million) compared to RMB759.1 million in the first quarter of 2015

•	Net income was RMB7.5 million (US$1.1 million) compared to a net loss of RMB3.4 million in the first quarter of 2015

•	Basic and diluted earnings per ADS were RMB0.08 (US$0.01) compared to basic and diluted losses per ADS of RMB0.03 in the first quarter of 2015

Ms. Rebecca Yingnan Zhang, Chief Executive Officer of Nepstar, commented, " Our constant efforts on the optimization of our product portfolio and marketing programs have increased both top-line and bottom-line growth in Q1 2016 when compared with the same quarter last year. We continue to drive store traffic through proactive promotional activities and strengthening professional health care services to ensure a better customer experience, which has been successful by increasing store customer transactions and sales and improved customer loyalty. "

First Quarter Results

During the first quarter of 2016, the Company opened 26 new stores and closed 24 stores. As of March 31, 2016, the Company had a total of 2,000 directly operated stores.

Revenue for the first quarter of 2016 increased by 9.9% to RMB834.3 million (US$129.4million) from RMB759.1 million for the same period in 2015. Same store sales (for the 1,807 stores opened before December 31, 2014 and which remained in operation as of March 31, 2016) for the first quarter of 2016 increased by 9.8% compared to the same period in 2015. The increases in revenue and same store sales were mainly due to our increased in-store promotional initiatives and improved marketing of pharmaceutical products.

First quarter revenue contribution by product category was 24.4% from prescription drugs (23.7% for the same period in 2015); 45.4% from over-the-counter ("OTC") drugs (41.2% for the same period in 2015); 10.5% from nutritional supplements (12.3% for the same period in 2015); 5.1% from herbal products (4.6% for the same period in 2015); and 14.6% from convenience and other products (18.2% for the same period in 2015).

First quarter gross profit increased to RMB350.4 million (US$54.3 million) from RMB309.4 million in the same period of 2015. Gross profit margin in the first quarter of 2016 was 42.0%, compared with 40.8% in the same period of 2015, due to a better product mix.

The Company's portfolio of private label products included 2,172 types of products as of March 31, 2016. Sales of private label products represented approximately 14.0% of total revenue and 20.6% of total gross profit for the first quarter of 2016.

Sales, marketing and other operating expenses as a percentage of revenue decreased slightly to 36.3% for the first quarter of 2016 from 36.5% for the same period of 2015.

General and administrative expenses as a percentage of revenue were 3.9% for the first quarter of 2016 compared to 4.3% for the same period of 2015. This decrease primarily resulted from the increasing revenue achieved and management’s stringent cost control.

Income from operations in the first quarter of 2016 was RMB14.4 million (US$2.2 million) which compared with loss from operations of RMB0.2 million in the same period of 2015.

Interest income for the first quarter of 2016 was RMB1.6 million (US$0.3 million), similar to the RMB1.7 million recorded for the same period of 2015.

The Company's income tax expense was computed at RMB8.5 million (US$1.3 million) for the first quarter of 2016, compared with income tax expense of RMB6.8 million for the same period in 2015. The effective tax rate for the first quarter of 2016 was 53.2%. The difference in the effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries for which full valuation allowances were made on their deferred tax assets. Under PRC tax rules, losses incurred in subsidiaries cannot be offset against profits arising in other subsidiaries.

Net income for the first quarter of 2016 was RMB7.5 million (US$1.2 million), or RMB0.08 (US$0.01) basic and diluted earnings per ADS, which compares to a net loss of  RMB3.4 million, or RMB0.03 basic and diluted losses per ADS recorded for the first quarter of 2015. As of March 31, 2016, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the first quarter of 2016, net cash inflow provided by operating activities was RMB63.6 million (US$9.9 million), compared to net cash inflow of RMB51.9 million for the same period in 2015.

As of March 31, 2016, the Company's total cash, cash equivalents, bank deposits and restricted cash were RMB385.9 million (US$59.9 million) and its shareholders' equity was RMB878.9 million (US$136.3 million), compared to RMB365.7 million and RMB871.4 million, respectively, as of December 31, 2015.

Business Outlook

“While we gradually complete the planned program for refurbishment of our stores, we will concentrate on the optimization of our marketing tools which will both refresh our branding image efforts whilst meeting our value commitment to our customers. In the near term, we will continue to implement improvement measures with a view to increasing our market share," commented Ms. Zhang.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Tuesday, May 31, 2016 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through June 7, 2016 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13638451.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2016, the Company had 2,000 directly operated stores across 69 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.4480 on March 31, 2016 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Operation

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	March 31,
	2015	2016	2016
	RMB	RMB	USD

Revenue	759,119	834,335	129,394
Cost of goods sold	(449,769)	(483,946)	(75,054)
Gross profit	309,350	350,389	54,340
Sales, marketing and other operating expenses	(277,203)	(303,098)	(47,006)
General and administrative expenses	(32,336)	(32,895)	(5,102)
Income/(loss) from operations	(189)	14,396	2,232
Interest income	1,719	1,624	251
Dividend income from cost method investments	1,022	-	-
Other income	890	-	-
Income before income tax expense	3,442	16,019	2,483
Income tax benefit/(expense)	(6,835)	(8,518)	(1,321)
Net income/(loss)	(3,393)	7,502	1,162

Basic earnings / (loss) per ordinary share	(0.017)	0.038	0.006
Basic earnings / (loss) per ADS	(0.034)	0.076	0.012
Diluted earnings / (loss) per ordinary share	(0.017)	0.038	0.006
Diluted earnings / (loss) per ADS	(0.034)	0.076	0.012

Net income/(loss)	(3,393)	7,502	1,163

Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	6	6	1
Comprehensive income/(loss)	(3,387)	7,508	1,163

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of
	December 31,	March 31,
	2015	2016	2016
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	356,599	385,930	59,853
Short-term bank time deposits	9,000	-	-
Long-term bank time deposits due within one year	-	-	-
Restricted cash	124	-	-
Short-term investment	-	10,000	1,551
Accounts receivable, net of allowance for doubtful accounts	157,153	179,007	27,762
Bills receivable	-	-	-
Amounts due from related parties	4,893	5,040	782
Prepaid expenses, deposits and other current assets	217,216	158,092	24,517
Inventories	574,344	591,795	91,780
Deferred tax assets	6,802	6,774	1,050
Total current assets	1,326,131	1,336,638	207,295

Non-current assets
Property and equipment, net	175,645	194,274	30,129
Rental deposits	44,740	45,513	7,058
Cost method investments	12,493	12,493	1,938
Intangible assets, net	2,509	2,509	389
Goodwill	54,425	54,425	8,441
Deferred tax assets	3,745	3,582	556
Other non-current assets	2,097	1,368	212
Total non-current assets	295,654	314,164	48,723
Total Assets	1,621,785	1,650,801	256,018

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	461,098	514,482	79,789
Amounts due to related parties	23,607	12,916	2,003
Accrued expenses and other payables	130,812	110,744	17,175
Deferred income	28,475	20,209	3,135
Income tax payable	33,013	38,499	5,971
Total current liabilities	677,005	696,851	108,073

Non-current liabilities
Deferred income	11,626	9,180	1,424
Deferred tax liabilities	19,440	23,555	3,653
Other non-current liabilities	42,344	42,344	6,567
Total non-current liabilities	73,410	75,079	11,644
Total liabilities	750,415	771,930	119,717

Shareholders' equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	99,308
Accumulated other comprehensive loss	(41,834)	(41,834)	(6,488)
Retained earnings	272,705	280,207	43,456
Total shareholders' equity	871,370	878,872	136,301
Total liabilities and shareholders' equity	1,621,785	1,650,801	256,018